June 10, 2011

VIA EDGAR

Mr. Lyn Shenk

Branch Chief

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0005

Re:	TransDigm Group Incorporated

Form 10-K: For the Fiscal Year Ended September 30, 2010

Filed November 15, 2010

File No. 001-32833

Dear Mr. Shenk:

Set forth below is the response of TransDigm Group Incorporated (“TransDigm” or the “Company”) to the comment of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) that is set forth in your letter to Mr. Gregory Rufus, dated May 26, 2011, with respect to the filing referenced above. For the staff’s convenience, the text of the staff’s comment is set forth below followed by the Company’s response.

Form 10-K for Fiscal Year Ended September 30, 2010

Management Discussion and Analysis, page 25

Trend Information, page 29

1.

Refer to your response to prior comment 1. We understand that the commercial and defense channels each consist of OEM and aftermarket markets. In each of the earnings calls for fiscal year end 2010 and first and second quarters of fiscal 2011, Nick Howley, the chief executive officer and chief operating decision maker, states in his period overview that a majority of EBITDA comes from aftermarket. Mr. Howley also states in the question and answer session of the first quarter 2011 call that aftermarket is much more profitable than OEM. The preceding statements suggest that discrete financial information on an aftermarket and OEM basis is available to Mr. Howley on a regular basis. Please explain to us and provide us with the information that is provided to Mr. Howley in support of the above noted statements. In this regard, please explain to us your consideration of aftermarket and OEM as operating segments pursuant to ASC 280-10-50-1. To the extent considered to be operating segments, explain your

Mr. Lyn Shenk

Securities and Exchange Commission

June 10, 2011

consideration of presenting each as a reportable segment pursuant to ASC 280-10-50-10. Based on the apparent disparity in the contributions to EBITDA and profit levels between the two, it appears that aggregation of aftermarket and OEM into one reportable segment is not permissible pursuant to ASC 280-10-50-11 due to dissimilar economic characteristics between the two. Please advise.

RESPONSE: The Company does not have discrete financial information available by market channel. ASC 280-10-50-1 defines an operating segment as a component of a business entity that has three characteristics, one of which is that discrete financial information about the component is available. Because discrete financial information for an operating segment is to be regularly reviewed by the CODM to assess performance and make resource allocation decisions, such financial information must be sufficiently detailed to allow the CODM to perform those functions. This kind of information is not available to the CODM.

With respect to TransDigm, discrete financial information is not available by OEM and aftermarket market channel for the following reasons:

•

TransDigm’s business is not organized and segregated according to the OEM and aftermarket market channels. It is TransDigm’s belief that long-term success in the highly engineered proprietary aircraft components industry requires that a designer and manufacturer like TransDigm focus on both the OEM and aftermarket market channels. Because the CODM believes that TransDigm, as an ongoing attractive investment, could not realistically serve only one of those market channels without the other, the CODM does not regularly assess performance and make resource allocation decisions between those two market channels.

•

Each of TransDigm’s manufacturing facilities is structured to design, manufacture and market products to both the OEM and aftermarket market channels using the same hourly labor force and management team (comprising engineering, production and marketing management) and related engineering, production and marketing employees and infrastructure. Consequently, only a modest portion of employees or elements of infrastructure could be construed as dedicated to or focused on either the OEM or aftermarket market channel.

•

TransDigm does not have accounting and management information systems that are capable of reporting discrete financial information by OEM and aftermarket market channel. For example, the Company is not able to identify the market channel for each product at the time it is manufactured. Specifically, for sales to some OEM customers, we do not know at the time of sale whether a commercial OEM customer is using the product for an OEM application or for the aftermarket. Furthermore, TransDigm does not have detailed cost tracking and allocation policies and

Mr. Lyn Shenk

Securities and Exchange Commission

June 10, 2011

procedures for the shared engineering, production and marketing employees and infrastructure within each of TransDigm’s manufacturing facilities that would be needed to assess a measure of profit by market channel.

The staff correctly points out that Mr. Howley provides high level information about the Company’s OEM and aftermarket channels in investor calls associated with recent annual and quarterly earnings announcements. The Company makes these statements because current and prospective investors and analysts have expressed interest in the relative contributions of the OEM and aftermarket channels to the Company’s results, in part because the investment community understands that there is a profitability differential between OEM and aftermarket sales for many companies in the aerospace industry.

Mr. Howley and the Company make qualitative and directional statements about aftermarket revenues based on the report of adjusted bookings and sales by market channel that is provided to Mr. Howley on a quarterly basis. This report is item 7 in the list of items provided supplementally to the staff on April 25, 2011. As noted in our April 25, 2011 letter responding to the staff’s March 18, 2011 comment letter, this sales information is not captured from the Company’s accounting records.

As to statements about the percentage of EBITDA attributable to aftermarket sales or the profitability of aftermarket sales, please note that the Company does not report specific amounts of EBITDA attributable to the aftermarket or a specific margin percentage or other measure of profitability for the aftermarket or OEM channels. Instead, the Company makes generalized statements about EBITDA contribution and the profitability of aftermarket sales compared to OEM sales. These statements are based on discussions with other members of management, knowledge of the Company’s pricing of products to the OEM and aftermarket channels and familiarity with the trends and fundamental economic model of the aerospace components industry. For example, from a pricing perspective, the Company has many long-term agreements with OEM customers that provide for higher prices on sales of the same product to the aftermarket compared to the OEM price. In addition, the Company’s list selling prices for a substantial majority of aftermarket products are higher than the list price for the same products sold to the OEM channel. Finally, the statement that a majority of EBITDA comes from the aftermarket was last confirmed based on a consolidated analysis prepared for fiscal year 2009 assuming an estimate of sales by market channel and judgmental allocations of general, administrative, selling and other support costs.

The Company’s financial reporting systems are not based on, or designed to evaluate the profitability and performance of, market channels and, consequently, discrete financial information by OEM and aftermarket market channel is not available for TransDigm.

Mr. Lyn Shenk

Securities and Exchange Commission

June 10, 2011

For the reasons discussed above, we do not consider the OEM and aftermarket markets to be operating segments pursuant to ASC 280-10-50-1 and, therefore, the aggregation criteria in ASC 280-10-50-11 are not applicable.

As requested, the Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) the staff’s comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (216) 706-2959.

Very truly yours, /s/ Gregory Rufus Gregory Rufus Executive Vice President, Chief Financial Officer and Secretary TransDigm Group Incorporated

4